Exhibit 99(b) Texas Competitive Electric Holdings Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Twelve Months Ended September 30, 2012	Twelve Months Ended September 30, 2011
Net loss	$(1,252)	$(1,660)	$(1,332)	$(1,397)
Income tax benefit	(670)	(874)	(713)	(732)
Interest expense and related charges	2,200	3,020	2,879	3,344
Depreciation and amortization	992	1,097	1,365	1,450
EBITDA	$1,270	$1,583	$2,199	$2,665
Interest income	(36)	(66)	(57)	(92)
Amortization of nuclear fuel	124	104	162	142
Purchase accounting adjustments (a)	54	147	64	186
Impairment and write-down of assets (b)	1	427	4	439
Debt extinguishment gains	—	—	—	(687)
Unrealized net loss resulting from hedging and trading transactions	1,290	247	985	641
Net loss attributable to noncontrolling interests	1	—	1	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	(6)	(5)	(8)	(5)
Amortization of "day one" net loss on Sandow 5 power purchase agreement	—	—	—	(2)
Corporate depreciation, interest and income tax expenses included in SG&A expense	13	11	18	11
Noncash compensation expense (c)	8	8	12	11
Severance expense	1	52	(46)	52
Transition and business optimization costs (d)	30	33	39	40
Transaction and merger expenses (e)	29	28	38	37
Restructuring and other (f)	6	70	3	(51)
Expenses incurred to upgrade or expand a generation station (g)	69	100	100	100
Adjusted EBITDA per Incurrence Covenant	$2,854	$2,739	$3,514	$3,487
Expenses related to unplanned generation station outages	64	162	83	172
Pro forma adjustment for Oak Grove 2 reaching 70% capacity in Q2 2011 (h)	—	32	—	64
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (i)	—	8	—	18
Adjusted EBITDA per Maintenance Covenant	$2,918	$2,941	$3,597	$3,741
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Nine and twelve months ended 2011 includes $46 million related to an asset sale.

(b)	Impairment of assets in the nine and twelve months ended 2011 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from hedging/trading counterparty, fees related to the April 2011 amendment and extension of the TCEH Senior Secured Facilities, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

(h)
Pro forma adjustment for the nine and twelve months ended September 30, 2011 represents the annualization of the actual six months ended September 30, 2011 EBITDA results for Oak Grove 2, which achieved the requisite 70% average capacity factor in the second quarter 2011.

(i)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.